Exhibit 99.1

NIO Entered Into Technology License Agreement with Forseven Limited

SHANGHAI, China, February 26, 2024 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO), a pioneer and a leading company in the premium smart electric vehicle market, today announced that its subsidiary, NIO Technology (Anhui) Co., Ltd. (the “Company”), has entered into a technology license agreement (the “Technology License Agreement”) with Forseven Limited (“Forseven”), a subsidiary of CYVN Holdings L.L.C. Pursuant to the Technology License Agreement, the Company will grant a non-exclusive and non-transferrable worldwide license to Forseven to use certain of the Company’s existing and future technical information, technical solutions, software and intellectual property rights related to or subsisting in the Company’s smart electric vehicle platforms (collectively, the “Licensed Technologies”) for (i) the research and development, manufacturing, sales, import and export of vehicle models sold or marketed under Forseven brand(s) meeting pre-agreed manufacturer’s suggested retail price (“MSRP”) thresholds (excluding tax) under the Technology License Agreement (collectively, the “Licensed Products”), and (ii) the provision or procurement of certain after-sales services for the Licensed Products to its users.

Under the Technology License Agreement, the Company will receive technology license fees comprising a non-refundable, fixed upfront license fee plus royalties determined based on the future sales of Licensed Products by Forseven.

Unless terminated in accordance with provisions provided therein, the Technology License Agreement will remain valid until the end of production of the Licensed Products or the expiration of Forseven’s obligation to provide after-sales services to its users. The Technology License Agreement may be terminated by either party under certain conditions. The Company may also terminate the Technology License Agreement under certain conditions, including if a company that owns one or more automotive brands and sells vehicles under such brand(s) to the market obtains control of Forseven.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in assisted and intelligent driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as the industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as proprietary NIO Assisted and Intelligent Driving and its subscription services. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6 (or the EL6), a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET9, a smart electric executive flagship, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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